Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01, of Wingstop Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: January 12, 2016

[signatures on next page]

RC II WS LLC

	By:	/s/ Stephen D. Aronson
Name: Stephen D. Aronson
Date: January 12, 2016	Title: Authorized Signatory

Neal K. Aronson

	By:	/s/ Neal K. Aronson
Name: Neal K. Aronson